Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.                 Name and Address of Company
SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                Date of Material Change
December 23, 2013.

Item 3.                News Release
News Release dated December 23, 2013 was disseminated through Marketwired.

Item 4.                 Summary of Material Change
The Company filed a preliminary economic assessment report for the Company’s La Joya Silver Copper Gold Project with the Canadian securities regulators.

Item 5.1               Full Description of Material Change
On December 23, 2013, the Company filed with the Canadian securities regulators the Company’s preliminary economic assessment report for the Company’s La Joya Silver Copper Gold Project titled “Preliminary Economic Assessment for the La Joya Property, Durango, Mexico” and dated effective October 21, 2013 (the “PEA”).  The PEA is available under the Company’s profile on the SEDAR website at www.sedar.com.

Item 5.2               Disclosure for Restructuring Transactions
Not applicable.

Item 6.                 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
J. Scott Drever, Chairman and Chief Executive Officer
Telephone:  (604) 694-1730

Item 9.                Date of Report
January 7, 2014